EXHIBIT 99.100

LETTER OF CONSENT

January 14, 2013

To:	British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

New Brunswick Securities Commission

Nova Scotia Securities Commission

Superintendent of Securities, Prince Edward Island Securities Office

Superintendent of Securities, Newfoundland and Labrador

Superintendent of Securities, Government of Yukon

Superintendent of Securities, Government of Northwest Territories

Superintendent of Securities, Government of Nunavut

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

RE: Minas de Oro Nacional, S.A. de C.V. – Mulatos Project – Technical Report Update (2012) dated December 21, 2012 for Alamos Gold Inc. (“Alamos”)

I, Herbert E. Welhener, MMSA-QPM, consent to the public filing of the technical report titled “Minas de Oro Nacional, S.A. de C.V. – Mulatos Project – Technical Report Update (2012)” dated December 21, 2012 (the “Technical Report”) by Alamos.

I also consent to any extracts from, or the summary of, the Technical Report in the press release of Alamos dated January 14, 2013 (the “Press Release”).

I certify that I have read the Press Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 14 day of January, 2013.

“Herbert E. Welhener”
Signature of Qualified Person

Herbert E. Welhener
Name of Qualified Person